Exhibit 99.3

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Appoints Seasoned Financial Executive
Pierre Labbé as CFO

Halifax, Nova Scotia; February 3, 2017 – Immunovaccine Inc. (“Immunovaccine” or the “Company”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, today announced Pierre Labbé, CPA, CA, ICD, will join the Company as Chief Financial Officer (CFO), effective February 20, 2017. In this role, Mr. Labbé will be responsible for leading the company’s financial strategy and operations, with an emphasis on expanding financing and business development operations as the Company continues to advance its clinical program and expand its pipeline.

“We are entering a transformative period of growth at Immunovaccine, and are very pleased to have a financial veteran with Pierre’s experience on our leadership team,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “His track record includes an ideal combination of financial, operational and strategic leadership, and a proven ability to identify growth opportunities in both life sciences and technology companies. He will be a great fit to lead our financial operations as we continue to advance our immuno-oncology product candidates through the clinic, and expand the applications of our DepoVax™ enabling technology on a global scale.”

Mr. Labbé brings to Immunovaccine more than 15 years of experience in the role of chief financial officer, having served in that capacity with, among others, Medicago Inc. and Leddartech Inc. He was an integral part of the team that negotiated the acquisition of Medicago by Mitsubishi Tanabe Pharma in 2013 for an enterprise value of $357 million Canadian dollars. He has also been responsible for numerous rounds of private and public financing, initial public offerings preparation and execution, and establishment of key strategic alliances.

“I am very pleased to join Immunovaccine as the Company moves in a forward trajectory,” said Mr. Labbé. “I am excited about the opportunity to work with Fred and his team to bolster the financial and investor base as we continue the important work of improving treatment options for the many unmet medical needs in today’s medical landscape.”

Mr. Labbé currently serves on the Boards of Directors of several publicly traded, Canadian-based companies. He earned his Bachelor’s degree from Université Laval, and holds CA and ICD designations.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops cancer immunotherapies and infectious disease vaccines based on the Company’s DepoVax™ platform, a patented delivery agent that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1/1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer, as well as a Phase 2 study in recurrent lymphoma. The Company is also advancing an infectious disease pipeline including innovative vaccines for respiratory syncytial virus (RSV), and currently has clinical projects ongoing to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Frederic Ors, Chief Executive Officer

T: (902) 492-1819 E: info@imvaccine.com

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